



May 6, 2005

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of April, 2005, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Rob Orr at + 61 8 9358 011 or rorr@qrsholdings.com.

Yours Faithfully,

Rob Orr

Rob Orr
Company Secretary

Attachments

PROCESSED
MAY 2 4 2005
THOMSON
FINANCIAL

Exhibit Index on Page 2

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 April to 30 April 2005.

Doc Date	Headline	Pages
21/04/05	QRSciences completes compulsory	2
21/04/05	Appendix 3B	10
29/04/05	Appendix 4C	6


Sciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 21/04/05
Document Ref : 223
Release Time: Immediate
Subject: Completes acquisition of QRSciences Limited

Completes acquisition of QRSciences Limited

PERTH, April 21, 2005 –

QRSciences Holdings Limited has completed its acquisition of QRSciences Limited.

"This completes yet another important milestone for the Company simplifying our capital structure, bringing all our shareholders together, reducing our costs significantly and ultimately affording much greater transparency to the capital markets" stated QRSciences Holdings Chairman Mr. Kevin Russeth.

For more information about QRSciences please visit www.qrsciences.com
or call +61-8-9351-1200

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 21/04/05
Document Ref : 224
Release Time: Immediate
Title: Appendix 3B

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	"A" non-redeemable converting preference shares (A preference shares). "B" non-redeemable converting preference shares (B preference shares). Options to acquire fully paid ordinary shares at 40 cent options expiry 12 January 2006.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,088,722 A preference shares and 4,088,722 B preference shares. 1,362,907 options to acquire fully paid ordinary shares at 40 cent expiry 12 January 2006.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The A preference shares and B preference shares will convert into fully paid ordinary shares on a one for one basis by no later than 31 December 2005 in the case of A preference shares and 31 December 2006 in the case of B preference shares. The A preference shares and B preference shares will automatically convert into fully paid ordinary shares before these dates should certain prescribed events occur. Options to acquire fully paid ordinary shares, exercise price 40 cents, expiry date 12 January 2006.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The A preference shares and B preference shares are new classes of securities. Upon conversion of the A preference shares and B preference shares in accordance with their terms, the fully paid ordinary shares issued will rank equally with the Company's existing fully paid ordinary shares on issue. Yes, Options to acquire fully paid ordinary shares, exercise price 40 cents, expiry date 12 January 2006 rank equally with an existing class of quoted security.
5	Issue price or consideration	The consideration offered under the compulsory acquisition of QR Sciences Limited, being 6 preference shares (comprised equally of A preference shares and B preference shares) and 1 option for every 2 ordinary shares in QR Sciences Limited.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Consideration offered under the compulsory acquisition announced to ASX on 17 February 2005 for ordinary shares in QR Sciences Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 April 2005.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	216,016,902**	Fully paid ordinary shares
		37,415,851	40 cent options 12 January 2006 expiry
		*(**14,300,000 subject to voluntary restriction of ESP)*	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry
		23,686,217	A preference shares
		23,686,248	B preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 21 April 2005

Print name: Rob Orr

== == == == ==

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 29/04/05
Document Ref (QRS Holdings Reference): 225
Release Time: Immediate
Subject Line: Appendix 4C – Quarterly Report

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	31 March 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9months) $A'000
1.1	Receipts from customers	113	486
1.2	Payments for (a) staff costs	(839)	(2,413)
	(b) advertising and marketing	-	-
	(c) research and development	(693)	(1,898)
	(d) leased assets	-	-
	(e) other working capital	(694)	(2,151)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	79	152
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	(2,034)	(5,824)

		Current quarter $A'000	Year to date (9months) $A'000
1.8	Net operating cash flows (carried forward)	**(2,034)**	**(5,824)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) Intellectual property	-	-
	(d) Physical non-current assets	-	-
	(e) other non-current assets	(56)	(72)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(56)	(72)
1.14	**Total operating and investing cash flows**	(2,090)	(5,896)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,892	7,877
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	1,892	7,877
	Net increase (decrease) in cash held	(198)	1,981
1.21	Cash at beginning of quarter/year to date	4,883	2,704
1.22	other adjustments		
1.23	**Cash at end of quarter**	4,685	4,685

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	4,685	4,883
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	4,685	4,883

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Rob Orr.

Sign here: Date: 29/04/05
(Company Secretary)

Print name: Rob Orr

Notes

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards**. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.